UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-12935

CUSIP NUMBER:
247916208

(Check One):

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:______________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Denbury Inc.
Former Name if Applicable	N/A

Address of Principal Executive	5851 Legacy Circle
Offices (Street and Number)

City, State and Zip Code	Plano, Texas 75024

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant, Denbury Inc. (“Denbury” or the “Company”), has not been able to complete within the prescribed time period its Quarterly Report on Form 10-Q for the three-month period ended September 30, 2020, due to the registrant’s emergence from bankruptcy on September 18, 2020 (the “Emergence Date”), and the extra time necessary to prepare financial statements which apply fresh start accounting required in this Form 10-Q. The delay in preparing the required financial statements and related disclosures is principally related to the requirement of fresh start accounting under which the Company must establish a new successor reporting entity, break down its current reporting period between Predecessor and Successor periods, and determine new fair values for the new reporting entity’s assets, liabilities and equity as of the Emergence Date, which cannot be completed without unreasonable effort or expense.

Denbury anticipates that it will file its completed Quarterly Report on Form 10-Q for the three-month period ended September 30, 2020 on or before the fifth day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark C. Allen	(972)	673-2000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in Denbury’s Report on Form 8-K filed with the SEC on September 18, 2020, the Joint Chapter 11 Plan of Reorganization of Denbury Resources Inc. and its subsidiaries became effective in accordance with its terms, and Denbury emerged from Chapter 11 on September 18, 2020. Upon emergence from bankruptcy, Denbury met the criteria and was required to adopt fresh start accounting as of the Emergence Date in accordance with FASC Topic 852, Reorganizations. On the Emergence Date, this resulted in a new successor reporting entity, and requires that new fair values be established for the Company’s assets, liabilities and equity as of the Emergence Date. This results in the current reporting period being split between predecessor and successor periods and will also result in significant changes in many aspects of the Company’s period-to-period comparative results of operations, affecting for example particular expense items such as interest and depletion, depreciation and amortization. In addition, the largest factor affecting the Company’s period-to-period comparative results of operations is the much lower realized oil prices in the most recent quarter as compared to realized oil prices in the same prior-year period. As Denbury is still in the process of compiling its financial statements to properly reflect information related to fresh start accounting, accurate estimates of results for the reporting periods cannot be made at this time.

Cautionary Note to Investors Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements regarding Denbury filing its Form 10-Q for the period ending September 30, 2020 on or before the fifth day following the prescribed due date for such Form 10-Q (as extended by this Form 12b-25). There are risks and uncertainties in Denbury meeting this deadline, principally those related to the necessity of determining new fair values of its assets, liabilities and equity as of the Emergence Date. There is no assurance that the filing will be timely made (on or before November 16, 2020), although management believes that the Form 10-Q can be filed timely so that such report shall be deemed to be filed on the prescribed due date for such report.

Denbury Inc.
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2020	By:	/s/ Mark C. Allen
Mark C. Allen
Executive Vice President and Chief Financial Officer

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